Exhibit 99.77M
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SUB-ITEM 77M:  Mergers

(a) The PMFM Core Advantage Portfolio Trust ("PMFM Fund") was successor by merger with the MurphyMorris ETF Fund ("MurphyMorris Fund") of the MurphyMorris Investment Trust ("Trust") on June 1, 2005 and the Murphy Morris Fund ceased operations as an investment company on that date.

(b) At a meeting held on February 16, 2005, the Board of Trustees of the PMFM Investment Trust approved the merger of the MurphyMorris Fund into the PMFM Fund, subject to approval by the MurphyMorris Fund's shareholders, after reviewing the Plan of Reorganization (among other things) and determining (i) that participation in the merger was in the best interests of the PMFM Fund and (ii) that the interests of the PMFM Fund's existing shareholders would not be diluted as a result of the merger.

         At a  meeting  held on March  4,  2005 the  Board  of  Trustees  of the
         MurphyMorris Investment Trust, including all of the Independent Trustees, considered and unanimously approved the Reorganization Agreement and the Reorganization and recommended that the Shareholders of the Fund vote for the Reorganization based upon their review of information related to the merger, having determined (i) that participation in the merger was in the best interests of the MurphyMorris Fund and (ii) that the interests of the MurphyMorris Fund's existing shareholders would not be diluted as a result of the merger.

         A special meeting of the shareholders of the MurphyMorris Fund, a series of the Trust, was held at the offices of NC Shareholder Services, LLC, in Rocky Mount, North Carolina, on Friday, May 13, 2005, at 4:00 p.m. Eastern Time, as adjourned.

         At this special meeting, the shareholders voted on the following item:

             To approve a proposed Agreement and Plan of Reorganization between the Trust, on behalf of the MurphyMorris Fund, and the PMFM Investment Trust on behalf of one of its series, the PMFM Fund, whereby (i) the PMFM Fund would acquire all of the assets of the MurphyMorris Fund in exchange solely for shares of beneficial interest in the PMFM Fund and the assumption of all liabilities of the MurphyMorris Fund and (ii) the MurphyMorris Fund would be subsequently liquidated.

         The shareholders of the Trust entitled to vote at the special meeting voted as follows on this item:

               Votes For             Votes Against               Abstain
               ---------             -------------               -------
             811,276.404              7,065.146                  328.000